December 11, 2018

Gunther Plosch
Chief Financial Officer
The Wendy's Company
One Dave Thomas Blvd.
Dublin, Ohio 43017

       Re: The Wendy's Company
           Form 10-Q for the Fiscal Quarter Ended September 30, 2018 Filed November 6, 2018
           File No. 001-02207

Dear Mr. Plosch:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarter ended September 30, 2018

System Optimization (Gains) Losses, Net, page 16

1. We note you plan to continue to optimize your system in part through strategic dispositions of company-operated restaurants to existing and new franchisees, and that you completed the sale of three restaurants during the nine months ended September 30,
      2018. Please tell us how you determined the portion of the consideration that is attributable to the franchise arrangement(s) separate from the business(es) being sold (i.e.
      the amount allocated to the franchise right). If the amount deferred is the standard franchise up-front fee, please explain why you believe this is appropriate.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gunther Plosch
The Wendy's Company
December 11, 2018
Page 2

       You may contact Theresa Brillant at 202-551-3307 or Jean Yu at 202-551-3305 with any questions.



FirstName LastNameGunther Plosch                        Sincerely,
Comapany NameThe Wendy's Company
                                                        Division of Corporation
Finance
December 11, 2018 Page 2                                Office of
Transportation and Leisure
FirstName LastName